December 17, 2021
Trust for Professional Managers
615 East Michigan Street
Milwaukee, Wisconsin 53202
Ladies and Gentlemen:
We consent to the incorporation by reference in this Registration Statement of our opinion dated June 28, 2007 regarding the sale of Advisor Class shares of the PMC Core Fixed Income Fund, our opinion dated August 24, 2009 regarding the sale of Advisor Class shares of the PMC Diversified Equity Fund, and our opinion dated July 1, 2019 regarding the sale of Institutional Class shares of the PMC Core Fixed Income Fund and the PMC Diversified Equity Fund, each a series of Trust for Professional Managers. In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.
Very truly yours,
/s/ Godfrey & Kahn, S.C.
GODFREY & KAHN, S.C.